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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)



                             Alleghany Corporation
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                                (Name of Issuer)



                    Common Stock, Par Value $1.00 Per Share
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                         (Title of Class of Securities)



                                    01716108
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                                 (CUSIP Number)



                              Allan P. Kirby, Jr.
                              14 East Main Street
                                  P.O. Box 90
                         Mendham, New Jersey 07945-0090
                                 (973) 543-2200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                 Not Applicable
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            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box [   ].

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                                  SCHEDULE 13D
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CUSIP NO.            01716108
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     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Allan P. Kirby, Jr.
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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     3      SEC USE ONLY


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     4      SOURCE OF FUNDS*

                Not applicable
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                          [ ]

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     6      CITIZENSHIP OR PLACE OF ORGANIZATION


                U.S.A.
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                        7   SOLE VOTING POWER
          NUMBER OF
           SHARES                569,433**
        BENEFICIALLY   ---------------------------------------------------------
          OWNED BY      8   SHARED VOTING POWER
           EACH
         REPORTING               0
          PERSON       ---------------------------------------------------------
           WITH         9   SOLE DISPOSITIVE POWER

                                 569,433**
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                                 0
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     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                569,433**
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     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                [ ]

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     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.7%
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     14      TYPE OF REPORTING PERSON*

                IN
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*   See instructions before filling out!

** Includes 34,973 shares held by a child of Mr. Kirby, as to which Mr. Kirby holds an irrevocable power of attorney; Mr. Kirby disclaims beneficial ownership of such shares.



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    This statement relates to the common stock, par value of $1.00 per share
(the "Common Stock"), of Alleghany Corporation, a Delaware corporation ("Alleghany"), having its principal executive offices at 375 Park Avenue, New York, New York 10152. This statement amends Mr. Allan P. Kirby, Jr.'s Schedule 13D Statement dated August 31, 1981, as amended by Amendment No. 1 dated March 31, 1982, Amendment No. 2 dated November 26, 1985, Amendment No. 3 dated April 12, 1990 and Amendment No. 4 dated May 14, 1993, by furnishing the information set forth below.

Item 5.   Interest in Securities of the Issuer.

          (a) As of the date hereof, Mr. Kirby beneficially owned 569,433 shares, or approximately 7.7 percent of the outstanding shares, of the Common Stock of Alleghany. Such amount consists of 212,802 shares held directly by Mr. Kirby; 34,973 shares owned by a child of Mr. Kirby as to which Mr. Kirby holds an irrevocable power of attorney; 305,655 shares held by a trust of which Mr. Kirby is co-trustee and beneficiary; and 16,003 shares issuable under stock options granted pursuant to the Alleghany Corporation Directors' Stock Option Plan and the Alleghany Corporation Amended and Restated Directors' Stock
Option Plan. Mr. Kirby disclaims beneficial ownership of the Common Stock of Alleghany held by his child. The percentage amount set forth above is based upon the number of shares of Alleghany Common Stock issued and outstanding as of March 31, 1998, as reported in Alleghany's Quarterly Report on Form 10-Q for the quarter then ended.

          (b) Mr. Kirby has sole power to vote or direct the vote and sole power to dispose or direct the disposition of all of the foregoing shares of Alleghany Common Stock which are currently outstanding.

          (c) Mr. Kirby has not effected any transactions in Alleghany Common Stock in the 60-day period ended as of the date hereof.



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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 1998

                                             /s/ Allan P. Kirby, Jr.
                                             --------------------------------
                                             Allan P. Kirby, Jr.


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